December 30, 2005

By U.S. mail and facsimile to (215) 676-2085

Alan W. Rutherford
Chief Financial Officer
Crown Holdings, Inc.
One Crown Way
Philadelphia, PA 19154

	RE:	Crown Holdings, Inc.
		Form 10-K for the fiscal year ended December 31, 2004
		Filed March 11, 2005

		Form 10-Q for the quarter ended September 30, 2005
		File No. 0-50189

Dear Mr. Rutherford:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Form 10-K for the year ended December 31, 2004

Financial Statements

L. Commitments and Contingent Liabilities, page 43

1.	We note your discussion on page 44 regarding Crown Cork`s
amended retiree medical benefits. You state that you could be required to restore all or a portion of the retiree medical benefits to their pre-amendment levels which could have a material adverse impact on your financial position, results of operations and cash flows. Please tell us what you believe your maximum exposure to be and quantify this amount in future filings.

2.	We note your disclosure on page 19 in MD&A indicating that
your
purchase obligations of $1.6 billion include commitments for raw materials and utilities at December 31, 2004. Given the significance of this obligation, provide this quantifying disclosure within your commitments and contingent liabilities footnote in future filings.

N. Asset Impairments and Loss/Gain on Sale of Assets, page 45

3.	You disclose that $29 million was recorded as a charge to
reclassify cumulative translation adjustments to earnings from the planned sale of three businesses in the Americas. Tell us and expand your disclosure in future filings to:
* Clarify why the sale of these businesses did not qualify as discontinued operations in accordance with paragraphs 41 and 42 of SFAS 144.
* Discuss in Management`s Discussion and Analysis, to the extent material, the expected impact to your results of operations and financial position.

V. Income Taxes, page 56

4.	We note your valuation allowance of $679 million at December
31,
2004.  With reference to SFAS 109, please address the following comments.
* Tell us why the valuation allowance is so high in relation to your
gross deferred tax assets. In this regard, tell us supplementally and revise future filings to address the assumptions you used to determine which portion of the deferred tax assets would not be
realized.   Expand your critical accounting policy for your
valuation
allowance to discuss the types of assumptions used and the
judgments
made in applying the policy.
* You state that you have a full valuation allowance against your U.S. tax assets, including those related to minimum pension liability adjustments. Please tell us and revise future filings to disclose the amount of your U.S. tax assets and explain your basis for this full valuation.
5.	In your effective income tax rate reconciliation on page 56, you
indicate "Other items, net" is comprised of, among other things,
$18
million for tax contingencies. Tell us and revise future filings to discuss the nature of such contingencies and their propriety in accordance with SFAS 5.

W. Segment Information, page 58

6.	You disclose three reportable operating segments: Americas,
Europe and Asia-Pacific. Based on your disclosures we assume that the United States, Canada, Mexico, and South and Central Americas represent operating segments that have been aggregated into your Americas reportable segment; Europe, Africa and the Middle East represent operating segments that have been aggregated into your Europe reportable segment; and China and Southeast Asia represent operating segments that have been aggregated into your Asia-Pacific
reportable segment.   If our assumption is correct, please explain
to
us how you have determined that the aggregation of these operating segments into your three reportable segments is appropriate. In this regard, paragraph 17 of SFAS 131 indicates that two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of
SFAS 131, if the segments have similar economic characteristics, and if the segments meet the other criteria set forth in items a-e of paragraph 17. Paragraph 17 of SFAS 131 also states that operating segments often exhibit similar long-term financial performance if they have similar economic characteristics. As such, please provide us with the last five years` sales and gross profit trends for each operating segment and address any inconsistencies in the trends they depict. If you do not believe the above referenced countries and geographic regions are operating segments, please provide your basis for such conclusion. Refer to paragraph 10 of SFAS 131.

Item 9A.  Controls and Procedures, page 77

7.	We note your disclosure regarding disclosure controls and
procedures. You indicate that your Chief Executive Officer and Chief
Financial Officer have concluded that your current disclosure controls and procedures are effective, in all material respects, to ensure that information to be disclosed in reports that you file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required. This disclosure does not conform to
Exchange Act Rule 13a-15(e). If true, please provide the following changes in future filings.
* Delete the phrase "in all material respects".
* Replace the phase "as and when required" with "within the time periods specified in the SEC rules and forms".
* Revise to clarify that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Form 10-Q for the period ended September 30, 2005

Financial Statements

D. Change in Consolidation, page 8

	8.	You state that in connection with your plans to expand
your
beverage can operations in the Middle East, you obtained control in certain of these operations that were previously accounted for by the equity method. Tell us and clarify in future filings how you obtained control of these operations. Also tell us and revise future filings to clarify your ownership interest before and after you obtained control of these operations. As part of your response, please clarify the rights and obligations associated with your equity ownership, as well as any other interests you may hold in these operations.

























*    *    *    *

      Please respond to these comments by providing the supplemental information requested within ten business days or tell us when you will provide us with a response. Please provide us with a supplemental response that addresses each of our comments. Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your responses.

      To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of your response letter and any supplemental information.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Jenn Do, Staff Accountant, at (202) 551-
3743,
Jeanne Baker, Senior Staff Accountant at (202) 551-3691, or me at
(202) 551-3255 if you have questions regarding comments on the financial statements and related matters.


								Sincerely,



								Nili Shah
								Branch Chief
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Mr. Alan W. Rutherford
Crown Holdings, Inc.
December 30, 2005
Page 5



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE